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                              April 16, 2024

       Christopher Masterson
       Chief Financial Officer, Treasurer and Secretary
       Global Net Lease, Inc.
       650 Fifth Ave., 30 Floor
       New York, NY 10019

                                                        Re: Global Net Lease,
Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2023
                                                            Filed February 27,
2024
                                                            File No. 001-37390

       Dear Christopher Masterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2023

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 15 - Segment Reporting, page F-52

   1. We note that as a result of the mergers and the related strategic shift in your operations, you concluded you now
operate in four reportable segments. Please revise your
                                                        disclosure in future
periodic filings to address the following or advise:
                                                            Revise the title
your segment measure of profit or loss to net operating income or a similarly-titled
measure so as to better reflect both the revenue and property operating expense components
of your segment measure; and
                                                            We note you
reconcile your segment measure of profit or loss to Net loss attributable to common
stockholders, and not Net (loss) income before income tax. In future filings, revise
your reconciliation to reconcile your segment measure to Net (loss)
                                                             income before
income tax; refer to ASC 280-10-50-30b.
 Christopher Masterson
Global Net Lease, Inc.
April 16, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Mark Rakip at 202-551-3573 with any questions.



FirstName LastNameChristopher Masterson                   Sincerely,
Comapany NameGlobal Net Lease, Inc.
                                                          Division of
Corporation Finance
April 16, 2024 Page 2                                     Office of Real Estate
& Construction
FirstName LastName